EXHIBIT 99.1
Telkom SA Limited
Incorporated in the Republic of South Africa
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Unbundling Of Vodacom — Apportionment Of Cost For Tax Purposes
1. Introduction
Telkom shareholders are referred to the circular to Shareholders dated 2 March 2009 (“circular”), and the revised Salient Dates and Times Announcement, dated 17 April 2009 (“revised salient dates and times Announcement”), regarding, inter alia, the unbundling of Telkom’s remaining stake in Vodacom Group (Proprietary) Limited (“Vodacom”). As set out in the circular and the revised salient dates and times Announcement, the distribution of the shares in Vodacom to Telkom shareholders recorded in the register as at the close of business on Friday, 22 May 2009 (“the record date”) will be effected by way of a distribution in specie in terms of Section 46 of the Income Tax Act, 1962, as amended, in the ratio of one Vodacom share for every Telkom share held on the record date.
Shareholders are advised that Vodacom shares commenced trade on the JSE Limited (“JSE”) with effect from the opening of business on Monday, 18 May 2009. The purpose of this announcement is to notify Telkom shareholders of the ratio to be used in the apportionment for tax purposes of the base cost of a Telkom share between the Telkom share after the unbundling and the Vodacom share received in terms of the unbundling.
2. Apportionment ratio
The ratio of the respective market values of a Telkom share and a Vodacom share on the JSE as at 17:00 on Monday, 18 May 2009, being the listing date, was 50,51% relating to a Telkom share and 49,49% relating to a Vodacom share (“the apportionment ratio”).
The apportionment ratio is to be used to apportion the base cost of a Telkom share between a Telkom share after the unbundling and a Vodacom share received in terms of the unbundling for the determination of profits and losses, of a capital or trading nature, derived on any future disposals of such Telkom shares or Vodacom shares. A summary of the South African tax considerations is set out on pages 31 and 32 of the circular.
Telkom
Pretoria
20 May 2009
Financial advisers to Telkom
J.P. Morgan Chase Bank, N.A. (Johannesburg Branch) and Vermogen Financial Services (Pty) Ltd trading as IDG Financial Services
Transaction sponsor to Telkom
J.P. Morgan Equities Ltd
South African legal advisers to Telkom
Werksmans Inc. and Mchunu Koikanyang Inc.
US legal advisors to Telkom
Paul, Hastings, Janofsky & Walker LLP

Special note regarding forward-looking statements
Many of the statements included in this announcement, as well as oral statements that may be made by Telkom and Vodacom, or by officers, directors or employees acting on their behalf related to the subject matter hereof, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding Telkom’s ability to successfully complete the Transaction and its effects on Telkom’s operations, Telkom’s ability to implement its mobile strategy and any changes thereto, Telkom’s future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward-looking statements. Forward-looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s actual results or outcomes to differ materially from its expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and Telkom’s other filings and submissions with the SEC, which are available on Telkom’s website at www.Telkom.co.za/ir and other matters not yet known to Telkom or not currently considered material by Telkom.
Telkom caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom, or persons acting on Telkom’s behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of Telkom’s most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in Telkom’s expectations.
THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.